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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)


                           HUMAN GENOME SCIENCES, INC.
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                    444903108
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                                 (CUSIP Number)


                Donald F. Parman, SmithKline Beecham Corporation
                   One Franklin Plaza, Philadelphia, PA 19102
                             Telephone 215-751-7633
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  March 9, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 444903108                                        Page 2 of 6 Pages

This Amendment No. 1 amends and supplements the Statement on Schedule 13D electronically filed with the Securities and Exchange Commission (the "Commission") on January 28, 1997 (the "Initial Statement") by SmithKline Beecham Corporation.

The undersigned hereby amends and supplements Items 4 and 5 of the Initial Statement by the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Initial Statement. Since the reporting person now holds less than 5% with this filing, further reporting under Schedule 13D is no longer required.



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                                  SCHEDULE 13D


CUSIP NO. 444903108                                         Page 3 of 6 Pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SmithKline Beecham Corporation
      23-1099050
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)/ /
                                                               (b)/ /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

      WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                         / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Pennsylvania

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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               1,105,338
BENEFICIALLY
  OWNED BY      -------------------------------------------------
    EACH        8   SHARED VOTING POWER
  REPORTING
   PERSON               None
    WITH
                -------------------------------------------------
                9   SOLE DISPOSITIVE POWER

                        1,105,338

-----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,105,338
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                              / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.95%
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14   TYPE OF REPORTING PERSON*

      CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                               Page 4 of 6 Pages


Item 1.  Security and Issuer.



Item 2.  Identity and Background.



Item 3.  Source and Amount of Funds or Other Consideration.



Item 4.  Purpose of Transaction.

      SBCorp continues to hold all the securities it has acquired solely for investment purposes. Based on periodic review of market conditions and its own financial plans, SBCorp may from time to time sell all or a portion of the shares in the open market, in privately negotiated transactions or otherwise.




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                                                               Page 5 of 6 Pages




Item 5.  Interest in Securities of the Issuer.

       (a)  Amount and Percent Beneficially Owned

                 Registered Name                No. of Shares           Percent

                 SmithKline Beecham Corporation  1,105,338                4.95%


       (b)  Power to Vote and Dispose of Shares

                SBCorp has sole voting and investment power to vote and to dispose of all the shares of Common Stock identified in subparagraph (a) above.

       (c)  Transactions in the Class of Securities

                SBCorp sold 250,000 shares of Common Stock at a price per share of $42.375 on March 9, 1998.

       (d) Right to Receive or Power to Direct the Receipt of Dividends from, or Proceeds from the Sale of, such Securities

            None.

       (e) Date on Which Ceased to be Beneficial Owner of More than 5% of Securities

            March 9, 1998.



Item 6. Contracts, Arrangements, Understandings or Relationship with respect to Securities of the Issuer.



Item 7.  Materials to be Filed as Exhibits.

            None.






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                                                               Page 6 of 6 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.



                              SMITHKLINE BEECHAM CORPORATION


                              By:   /s/ Donald F. Parman
                                    ------------------------------
                                    Donald F. Parman
                                    Secretary


DATED:  March 17, 1998